Exhibit 99.1

Allot Communications Reports 36% Increase in Revenues to $13.6
 Million for the Second Quarter of 2010

--EPS increases to $0.03 on non-GAAP basis--

Key highlights:

- Second quarter revenues reached $13.6 million, a 36% increase over the second quarter of 2009

- Second quarter non-GAAP net income of $786,000; non-GAAP EPS grows to $0.03 from $0.01 in the first quarter 2010

- Cash and cash equivalents totaled $55.4 million; entire ARS portfolio sold during the quarter for $12.25 million

- Allot receives $4.5 million order from a global Tier 1 fixed line operator during the quarter

Hod Hasharon, ISRAEL – August 10, 2010 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced that sales, as well as profitability on a non-GAAP basis, continued to increase for the second quarter of 2010.

Total revenues for the second quarter of 2010 reached $13.6 million, a 36% increase from the $10 million of revenues reported for the second quarter of 2009, and a 9% increase from the $12.5 million of revenues reported for the first quarter of 2010.  On a GAAP basis, net loss for the second quarter of 2010 was $7.4 million, or $0.33 per share (basic and diluted), primarily as a result of the sale of the Company’s ARS portfolio as described below.  This compares with a net loss of $1.0 million, or $0.05 per share (basic and diluted), in the second quarter of 2009, and a net loss of $446 thousand, or $0.02 per share (basic and diluted), in the first quarter of 2010.

On a non-GAAP basis, excluding the impact of share-based compensation, amortization of certain intangibles and the loss derived from sale of its ARS portfolio during the quarter, non-GAAP net income for the second quarter of 2010 totaled $786,000 or $0.03 per share (basic and diluted), compared with a non-GAAP net loss of $359,000, or $0.02 loss per share (basic and diluted), for the second quarter of 2009 and non-GAAP income of $177,000, or $0.01 per share (basic and diluted), for the first quarter of 2010.  These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  A full reconciliation between GAAP and non-GAAP results is provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Allot continues its strong revenue growth while increasing non-GAAP profitability," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “We are seeing continued demand for our Service Gateway platform, which offers service providers the ability to save on operating expenses while enabling them to offer advanced, revenue-generating services to subscribers. We believe that our growing funnel of opportunities, coupled with our increasing success with Tier 1 service providers, primarily in the mobile market, positions Allot for continued growth going forward.”

Recently, the Company achieved the following significant goals:

●	Announced a $4.5 million order from a Tier 1 fixed line operator;

●	During the quarter, concluded 9 large deals with service providers, of which 4 represented new customers and 5 represented expansion deals; and

●	Of these deals, 4 were with mobile operators.

As of June 30, 2010, cash and cash equivalents totaled $55.4 million. During the quarter, the Company sold off its entire ARS portfolio for total price of $12.25 million, which payment was received and recorded during the quarter. As a result, the Company recorded a net loss of $7.7 million, of which $1.9 million represented the difference between valuation of the portfolio on March 31, 2010 and the actual sale price, and a net amount of $5.8 million that was recorded in the shareholders’ equity section as an unrealized loss and was reclassified to the statement of operations. The $5.8 million represents substantial component of other cumulative loss of previously recognized impairments that were reclassified in 2009 to the shareholders’ equity following the adoption in April 2009 of the new FASB’s updated guidance for investment in marketable securities.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its second quarter 2010 earnings results on Tuesday, August 10, 2010, at 8:30 AM EDT, 3:30 PM Israel time. The quarterly results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers: US: +1 212 444 0412, UK: +44 (0)20 7806 1951, Israel: +972 3721 9509, participant code 1845729.

A replay of the conference call will be available from 12:01 am EDT on August 11, 2010 through September 12, 2010 at 11:59 pm EDT.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 1845729.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: Allot’s ability to sustain growth going forward based on the Company’s anticipated funnel of opportunities, coupled with its increasing success with Tier 1 service providers, primarily in the mobile market, and changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$13,626	$10,009	$26,097	$19,378
Cost of revenues	3,915	2,784	7,270	5,310
Gross profit	9,711	7,225	18,827	14,068

Operating expenses:
Research and development costs, net	2,728	2,100	5,316	4,507
Sales and marketing	5,413	4,853	10,664	9,257
General and administrative	1,305	1,466	2,637	2,859
Total Operating expenses	9,446	8,419	18,617	16,623
Operating Income (Loss)	265	(1,194)	210	(2,555)
Financial and other income (expenses), net	(7,555)	312	(7,977)	(1,212)
Loss before income tax expenses	(7,290)	(882)	(7,767)	(3,767)

Income tax expenses	127	112	96	116
Net Loss	(7,417)	(994)	(7,863)	(3,883)

Basic and diluted net loss per share	$(0.33)	$(0.05)	$(0.35)	$(0.18)

Weighted average number of shares used in computing basic and diluted net loss per share	22,711,470	22,070,416	22,572,070	22,069,909

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

GAAP net loss as reported	$(7,417)	$(994)	$(7,863)	$(3,883)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	22	28	51	53
Research and development costs, net	93	89	186	178
Sales and marketing	212	197	442	306
General and administrative	143	292	376	579
Core technology amortization- cost of revenues	30	30	60	58
Total adjustments to operating income (loss)	500	635	1,115	1,174
Impairment of auction rate securities
Financial and other expenses, net	7,703	-	7,711	1,575

Total adjustments	8,203	635	8,826	2,749

Non-GAAP net earnings (Loss)	$786	$(359)	$963	$(1,134)

Non- GAAP basic net (Loss) per share	$0.03	$(0.02)	$0.04	$(0.05)

Non- GAAP diluted net (Loss) per share	$0.03	$(0.02)	$0.04	$(0.05)

Weighted average number of shares used in computing basic net earnings per share	22,711,470	22,070,416	22,572,070	22,069,909

Weighted average number of shares used in computing diluted net earnings per share	24,266,272	22,070,416	23,960,442	22,069,909

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$13,626	$10,009	$26,097	$19,378
Cost of revenues	3,863	2,726	7,159	5,199
Gross profit	9,763	7,283	18,938	14,179

Operating expenses:
Research and development costs, net	2,635	2,011	5,130	4,329
Sales and marketing	5,201	4,657	10,222	8,951
General and administrative	1,162	1,174	2,261	2,280
Total Operating expenses	8,998	7,842	17,613	15,560
Operating Income (Loss)	765	(559)	1,325	(1,381)
Financial and other income (expenses), net	148	312	(266)	363
Loss (income) before income tax expenses	913	(247)	1,059	(1,018)

Income tax expenses	127	112	96	116
Net Income (Loss)	786	(359)	963	(1,134)

Basic and diluted net loss per share	$0.03	$(0.02)	$0.04	$(0.05)

Weighted average number of shares used in computing basic net earnings per share	22,711,470	22,070,416	22,572,070	22,069,909

Weighted average number of shares used in computing diluted net earnings (loss) per share	24,266,272	22,070,416	23,960,442	22,069,909

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2010	2009
	(Unudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,391	$36,470
Short term deposits and restricted cash	5,968	2,324
Trade receivables, net	7,096	7,842
Other receivables and prepaid expenses	2,428	3,618
Inventories	7,531	5,046
Total current assets	72,414	55,300

LONG-TERM ASSETS:
Marketable securities	-	14,490
Severance pay fund	264	3,410
Other assets	424	430
Total long-term assets	688	18,330

PROPERTY AND EQUIPMENT, NET	5,793	5,674
GOODWILL AND INTANGIBLE ASSETS, NET	3,577	3,639

Total assets	$82,472	$82,943

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$4,654	$3,142
Deferred revenues	7,136	5,467
Other payables and accrued expenses	8,024	8,512
Total current liabilities	19,814	17,121

LONG-TERM LIABILITIES:
Deferred revenues	3,465	2,046
Accrued severance pay	153	3,364
Total long-term liabilities	3,618	5,410

SHAREHOLDERS' EQUITY	59,040	60,412

Total liabilities and shareholders' equity	$82,472	$82,943